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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  FORM 12b-25/A

                                 Amendment No. 1

                        Commission File Number 000-20364

                           NOTIFICATION OF LATE FILING

(Check One):        [  ]    Form 10-K          [  ]   Form 11-K        [  ]     Form 20-F        [X]    Form 10-Q
                    [  ]    Form N-SAR


         For Period Ended: June 30, 2002

[  ]   Transition Report on Form 10-K     [  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F     [  ]   Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

     For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  ePresence, Inc.
Former name if applicable:  Banyan Systems Incorporated
Address of principal executive office (Street and number): 120 Flanders Road City, state and zip code: Westboro, MA 01581

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                           (a)   The reasons described in reasonable detail in
                                 Part III of this form could not be eliminated without unreasonable effort or expense;
                           (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     On August 14, 2002, the Registrant filed a Notification of Late Filing on Form 12b-25 relating to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 as its 2001 financial statements are being re-audited by its recently engaged independent public accountants Ernst & Young LLP. The Registrant is unable to file the Form 10-Q within the applicable 5 day extension period as such re-audit is still ongoing. As of August 19, 2002, the Registrant is delinquent in filing its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. The Registrant is working diligently with Ernst & Young to complete this re-audit and intends to file such Form 10-Q as soon as practicable upon its completion.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Richard M. Spaulding, Sr. Vice President and Chief Financial Officer 508-898-1000

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   [  ]    Yes      [  ]     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [  ]    Yes      [  ]     No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                 ePresence, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  August 19, 2002                By: /s/ Richard M. Spaulding
                                           -------------------------------------
                                           Name:  Richard M. Spaulding
                                           Title: Senior Vice President & Chief
                                                  Financial Officer

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